UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 17)*

M&T Bank Corporation

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

55261F 10 4

(CUSIP Number)

Howard N. Cayne, Esq.
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004-1202
(202) 942-5656

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 21 Pages.

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Robert G. Wilmers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, BK, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	5,620,795
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	5,620,795

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,620,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	4.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

West Ferry Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

Number of	7.	Sole Voting Power:	200,180
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	200,180

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	200,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Roche Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	100,000
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	100,000

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Wilmers Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	400,000
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	400,000

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

St. Simon Charitable Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	92,307
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	92,307

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	92,307

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Grantor Retained Annuity Trust No. 5 13-701558

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

Number of	7.	Sole Voting Power:	214,540
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	214,540

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	214,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Grantor Retained Annuity Trust No. 6 13-701559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

Number of	7.	Sole Voting Power:	224,766
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	224,766

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	224,766

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Elisabeth Roche Wilmers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: France

Number of	7.	Sole Voting Power:	502,610
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	502,610

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	502,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

R.I. REM Investments S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Liechtenstein

Number of	7.	Sole Voting Power:	4,513,200
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	4,513,200

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,513,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	3.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Jorge G. Pereira

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Portugal

Number of	7.	Sole Voting Power:	2,814,149
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	2,814,149

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,814,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	2.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Hofin Anstalt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Liechtenstein

Number of	7.	Sole Voting Power:	2,813,000
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	2,813,000

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,813,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	2.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Alauda Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Gibraltar

Number of	7.	Sole Voting Power:	2,800,000
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	2,800,000

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	2.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Bikala Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Gibraltar

Number of	7.	Sole Voting Power:	13,000
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	13,000

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	13,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Argali [BVI] Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of	7.	Sole Voting Power:	302,000
Shares
Beneficially
Owned by	8.	Shared Voting Power:	0
Each
Reporting
Person With	9.	Sole Dispositive Power:	302,000

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	302,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 55261F 10 4	Schedule 13D

Amendment No. 17 to Schedule 13D

     The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, Elisabeth Roche Wilmers, Wilmers Company, L.L.C., West Ferry Foundation, R.I. REM Investments S.A., as the assignee of REM Foundation, Roche Foundation, Hofin Anstalt, Argali [BVI] Limited, Bikala Holdings Ltd., Alauda Investments Ltd., Jorge G. Pereira, St. Simon Charitable Foundation, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6 (collectively referred to as the “Reporting Persons”) is hereby amended as set forth below.

     The purpose of this Amendment No. 17 to the Schedule 13D is to reflect changes in the percentage of outstanding shares of M&T Bank Corporation (“M&T”) common stock, par value $.50 per share (“Shares”), beneficially owned by the Reporting Persons, reductions primarily due to the issuance of 26,700,000 Shares to Allied Irish Banks, p.l.c. in connection with M&T’s acquisition of Allfirst Financial Inc., effective April 1, 2003, and to update certain other information.

     This Amendment No. 17 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to the Schedule 13D and Amendments Nos. 1 through 16 thereto.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

     (a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each Reporting Person has sole voting and dispositive power with respect to the M&T Shares listed opposite his name.

	Number of	Percentage of
	M&T	Outstanding
Reporting Person	Shares Owned	M&T Shares Owned[1]

Robert G. Wilmers	5,620,795 [2]	4.7%
West Ferry Foundation	200,180	.2%
Roche Foundation	100,000	.1%
Wilmers Company, L.L.C	400,000	.3%
St. Simon Charitable Foundation	92,307	.1%
Trust No. 5	214,540	.2%
Trust No. 6	224,766	.2%
Elisabeth Roche Wilmers	502,610	.4%
R.I. REM Investments S.A.	4,513,200	3.8%
Jorge G. Pereira	2,814,149 [3]	2.4%
Hofin Anstalt	2,813,000	2.4%
Alauda Investments Ltd.	2,800,000	2.4%
Bikala Holdings Ltd.	13,000	.0%
Argali [BVI] Limited	302,000	.3%
Reporting Persons as a Group	13,752,754	11.6%

CUSIP No. 55261F 10 4	Schedule 13D

1 Based upon 119,083,784 Shares outstanding as of April 1, 2003. In calculating the beneficial ownership percentage of Mr. Wilmers and the aggregate percentage for all the Reporting Persons, Shares subject to options held by Mr. Wilmers which are currently exercisable or exercisable within 60 days from the date hereof are added to the Total Shares outstanding.

2 Mr. Wilmers beneficially owns 5,620,795 Shares over which Mr. Wilmers has sole voting and dispositive power, such Shares representing approximately 4.73% of the Shares issued and outstanding. The number of Shares beneficially owned by Mr. Wilmers includes: (i) 3,472,423 Shares owned directly; (ii) 200,180 Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, as to which Mr. Wilmers, as trustee, holds sole voting and dispositive power; (iii) 100,000 Shares owned by the Roche Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as director and president, holds sole voting and dispositive power; (iv) 400,000 Shares held by the Wilmers Company, L.L.C., as to which Mr. Wilmers, as sole member, holds sole voting and dispositive power; (v) 92,307 Shares owned by the Saint Simon Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (vi) 214,540 Shares held by Grantor Retained Annuity Trust No. 5; (vii) 224,766 Shares held by Grantor Retained Annuity Trust No. 6; (viii) 37,580 Shares allocated under M&T’s Retirement Savings Plan and Trust (401 (k) plan); and (ix) 878,999 Shares subject to employee stock options granted to Mr. Wilmers which are currently exercisable within 60 days of the date hereof.

3 Mr. Pereira beneficially owns 2,814,149 Shares over which Mr. Pereira has sole voting and dispositive power, such Shares representing approximately 2.36% of the Shares issued and outstanding. The number of Shares beneficially owned by Mr. Pereira includes: (i) 1,149 Shares owned directly; and (ii) 2,813,000 Shares owned by Hofin Anstalt, a corporation as to which Mr. Pereira holds sole voting and dispositive power. The number of Shares beneficially owned by Hofin Anstalt includes (i) 2,800,000 Shares held by Alauda Investments Ltd. and (ii) 13,000 Shares held by Bikala Holdings Ltd, each of which are wholly owned subsidiaries of Hofin Anstalt.

     (c)  On November 25, 2002, the West Ferry Foundation transferred 6,000 of the Shares it held by means of a gift. No consideration was paid for such shares. On January 15, 2003, Mr. Wilmers exercised 200,000 shares of his employee stock options, and had 98,962 of such shares withheld to cover exercise costs and withholding taxes. On January 15, 2003, Mr. Wilmers also sold 100,000 Shares, the net result of which was that Mr. Wilmers acquired an additional 1,038 Shares. The sale was an open market, market price transaction. Through December 31, 2002, Mr. Wilmers acquired an additional 873 Shares through his participation in M&T’s Retirement Savings Plan and Trust. On April 24, 2002, April 25, 2002, and January 21, 2003, Hofin Anstalt sold 30,300, 69,700, and 100,000 Shares, respectively, through its holding in Alauda Investments Ltd. These transactions were effected on the New York Stock Exchange at various times and the Shares were sold at prevailing market prices.

CUSIP No. 55261F 10 4	Schedule 13D

     Other than the transactions set forth in this Item 5, routine allocations to Mr. Wilmers’ account under M&T’s Retirement Savings Plan and Trust, and Mr. Pereira’s acquisition of Shares through his participation in M&T’s Directors’ Stock Plan, there were no transactions within the last 60 days by the Reporting Persons with respect to the Shares.

CUSIP No. 55261F 10 4	Schedule 13D

JOINT FILING AGREEMENT

     By signing this Amendment No. 17, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person’s behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	April 11, 2003	/s/ Robert G. Wilmers Name: Robert G. Wilmers

Date:	April 11, 2003	/s/ Elisabeth Roche Wilmers Name: Elisabeth Roche Wilmers

Date:	April 11, 2003	/s/ Jorge G. Pereira Name: Jorge G. Pereira

WEST FERRY FOUNDATION

Date:	April 11, 2003	/s/ Robert G. Wilmers By: Robert G. Wilmers Title: Trustee

ROCHE FOUNDATION

Date:	April 11, 2003	/s/ Robert G. Wilmers By: Robert G. Wilmers Title: President

WILMERS COMPANY, L.L.C.

Date:	April 11, 2003	/s/ Robert G. Wilmers By: Robert G. Wilmers Title: Sole Member

CUSIP No. 55261F 10 4	Schedule 13D

R.I. REM INVESTMENTS S.A.

Date:	April 11, 2003	/s/ Rene Merkt By: Rene Merkt Title: Director

HOFIN ANSTALT

Date:	April 11,2003	/s/ Jorge G. Pereira By: Jorge G. Pereira Title: President

ALAUDA INVESTMENTS LTD.

Date:	April 11, 2003	/s/ Jorge G. Pereira By: Jorge G. Pereira Title: Director

BIKALA HOLDINGS LTD.

Date:	April 11, 2003	/s/ Jorge G. Pereira By: Jorge G. Pereira Title: Director

ARGALI (BVI) LIMITED

Date:	April 11, 2003	/s/ Chiquita G.M. Harding By: Chiquita G.M. Harding Title: President

ST. SIMON CHARITABLE FOUNDATION

Date:	April 11, 2003	/s/ Robert G. Wilmers By: Robert G. Wilmers Title: President

CUSIP No. 55261F 10 4	Schedule 13D

GRANTOR RETAINED ANNUITY TRUST NO. 5

Date:	April 11, 2003	/s/ Robert G. Wilmers By: Robert G. Wilmers Title: Trustee

Date	April 11, 2003	/s/ Ira H. Jolles By: Ira H. Jolles Title: Trustee

GRANTOR RETAINED ANNUITY TRUST NO. 6

Date	April 11, 2003	/s/ Ira H. Jolles By: Ira H. Jolles Title: Trustee